PGIM Funds

655 Broad Street

Newark, New Jersey 07102

July 9, 2020

VIA EDGAR SUBMISSION

Ms. Mindy Rotter

Office of Disclosure and Review

U.S. Securities and Exchange Commission

3 World Financial Center, Room 400

New York, New York 10281

Re: PGIM Mutual Funds

Dear Ms. Rotter:

You recently provided comments relating to the review by the Staff of the Securities and Exchange Commission of certain annual shareholder report filings for various investment company registrants, which are collectively known as the PGIM Funds (each of which may be referred to as a "Fund" and collectively as the "Funds"). The specific Funds covered by the Staff's review are listed in Attachment "A" to this letter.

This letter responds to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Funds' response below each such comment.

1.Comment: Confirm in correspondence that no open payables to the funds' trustees/ directors existed at year-end. If yes, such payables are to be disclosed separately in compliance with Regulation S-X (6-04). This comment is applicable to all funds in the submitted list, with the exception of Prudential Variable Contract Account 2 and Prudential Variable Contract Account 10.

Response:

In response to this comment, we will begin to disclose the accrued payable balances of the funds' trustees/directors beginning with the shareholder reports in May 31, 2020 though the amounts are not material.

2.Comment: Confirm in correspondence that no components of accrued expenses and other liabilities would need to be separately clarified on the statement of assets and liabilities. This comment applies only to Short Duration Muni High Income Fund.

Response:

Confirmed. Accrued expenses and other liabilities aren't separately disclosed on the statement of assets and liabilities because the amounts are immaterial.

3.Comment: Confirm in correspondence that interest expense on fund borrowings from the syndicated credit facility were included in miscellaneous expenses in the Statement of

Operations. If not, explain where recorded. This comment applies to: US Real Estate Fund, QMA Long-Short Equity Fund, Short Duration Muni High Income Fund, Jennison Focused Growth Fund, QMA Large-Cap Value Fund, Strategic Bond Fund.

Response:

Confirmed. Interest expense on fund borrowings from the syndicated credit facility are included in miscellaneous expense because the amounts are immaterial.

4.Comment: Explain in correspondence why total return appearing in the funds' financial highlights does not agree with the fund performance disclosed in the MDFP. This comment applies to: QMA Long-Short Equity Fund, Short Duration Muni High Income Fund, Short Duration Muni High Income Fund, Jennison Focused Growth Fund.

Response:

Total returns that are disclosed in the financial highlights may reflect adjustments to conform to generally accepted accounting principles (e.g. trade activity at period end) and at times may differ to the total returns that are disclosed in the MDFP.

5.Comment: Explain in correspondence the increase in the fund's portfolio turnover vs. the prior year. This comment applies only to QMA Long-Short Equity Fund.

Response:

The increase in the Fund's portfolio turnover from the prior year was a result of the portfolio management team making a change to the Fund's net market exposure.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff's review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain Jonathan D. Shain

Vice President & Corporate Counsel

Exhibit A

File #	Registrant Name	Series Name	FYE Reviewed

811-08565	Prudential Investment Portfolios 12	PGIM QMA Long-Short Equity Fund	3/31/2019

811-08565	Prudential Investment Portfolios 12	PGIM Short Duration Muni High Income Fund	3/31/2019

811-08565	Prudential Investment Portfolios 12	PGIM US Real Estate Fund	3/31/2019

811-08565	Prudential Investment Portfolios 12	PGIM QMA Large-Cap Core Equity PLUS Fund	3/31/2019

811-09085	Prudential Investment Portfolios 3	PGIM Jennison Focused Growth Fund	2/28/2019

811-09085	Prudential Investment Portfolios 3	PGIM QMA Global Tactical Allocation Fund	2/28/2019

811-09085	Prudential Investment Portfolios 3	PGIM QMA Large-Cap Value Fund	2/28/2019

811-09085	Prudential Investment Portfolios 3	PGIM Strategic Bond Fund	2/28/2019

811-03421	Prudential Variable Contract Account 10	-----------------------------------------------------------	12/31/2019

811-01612	Prudential Variable Contract Account 2	-----------------------------------------------------------	12/31/2019

811-01660	Prudential Gibraltar Fund	-----------------------------------------------------------	12/31/2019

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